                                [LOGO]

                    [Letterhead of Broadview Associates LLC]

One Bridge Plaza
Fort Lee, New Jersey 07024
201/346-9000
Fax 201/346-9191
http://www.broadview.com

                                        December 18, 1997

                                        CONFIDENTIAL

Board of Directors
Software Artistry, Inc.
9449 Priority Way West Drive
Indianapolis, IN 46240

Dear Members of the Board:

    We understand that Software Artistry, Inc. ("Software Artistry" or the "Company"), IBM Corporation ("IBM") and Hoosier Acquisition Corp., a wholly owned subsidiary of IBM (the "Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Sub will offer to purchase (the "Offer") all of the outstanding shares of Software Artistry common stock, no par value ("Software Artistry Common Stock"), for $24.50 cash per share (the "Consideration") and subsequently merge with and into Software Artistry (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Software Artistry not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

    You have requested our opinion as to whether the Consideration to be received by Software Artistry shareholders in the Transaction is fair, from a financial point of view, to Software Artistry shareholders.

    Broadview Associates focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Software Artistry's Board of Directors and will receive a fee from Software Artistry upon the successful conclusion of the Transaction.

    In rendering our opinion, we have, among other things:

1.) reviewed the terms of the Agreement dated December 18, 1997 furnished to us by Cravath, Swaine & Moore on December 18, 1997;

2.) reviewed Software Artistry's annual reports and Forms 10-K for the fiscal years ended December 31, 1995 and 1996, including the audited financial statements included therein, and Software Artistry's Form 10-Q for the nine months ended September 30, 1997, including the unaudited financial statements included therein;

                                [LOGO]

                                     [LOGO]

3.) reviewed certain internal financial and operating information, including certain projections, relating to Software Artistry prepared by Software Artistry management;

4.) participated in discussions with Software Artistry management concerning the operations, business strategy, financial performance and prospects for Software Artistry;

5.) reviewed the recent reported closing prices and trading activity for Software Artistry Common Stock;

6.) compared certain aspects of the financial performance of Software Artistry with public companies we deemed comparable;

7.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

8.) reviewed IBM's annual reports and Forms 10-K for the fiscal years ended
    December 31, 1995 and 1996, including the audited financial statements included therein, and IBM's Form 10-Q for the nine months ended September 30, 1997, including the unaudited financial statements included therein;

9.) reviewed the recent reported closing prices and trading activity for IBM common stock;

10.) discussed with IBM management its view of the strategic rationale for the Transaction;

11.) reviewed recent equity research analyst reports covering Software Artistry and IBM;

12.) assisted in negotiations and discussions related to the Transaction among Software Artistry, IBM and their respective legal advisors; and

13.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Software Artistry. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Software Artistry as to the future performance of Software Artistry. We have neither made nor obtained an independent appraisal or valuation of any of Software Artistry's assets.

    Based upon and subject to the foregoing, we are of the opinion that the Consideration to be received by Software Artistry shareholders in the Transaction is fair, from a financial point of view, to Software Artistry shareholders.

    For purposes of this opinion, we have assumed that Software Artistry is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which IBM common stock will trade subsequent to the Effective Time (as defined in the Agreement).

    This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Software Artistry in connection with its consideration of the Transaction and does not constitute a recommendation to any Software Artistry shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. Broadview Associates does not believe that any other person other than the Board of Directors of Software Artistry has the legal right under state law to rely on this opinion, and, in the absence of any governing precedents, we would resist any assertion otherwise by any such person. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview Associates hereby consents to references to and the inclusion of this opinion in its entirety in the Schedule 14D-9 to be distributed to Software Artistry shareholders in connection with the Transaction.

                                     [LOGO]

                                        Sincerely,

                                        /s/ Broadview Associates LLC

                                        Broadview Associates LLC